United States Securities and Exchange Commission
Division of Corporation Finance
Attention: John Madison
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:         China North East Petroleum Holdings, Limited
Registration Statement on Form S-1
Filed April 25, 2008
File No. 333-150458

Dear Mr. Schwall:

China North East Petroleum Holdings, Limited (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company’s Registration Statement on Form S-1, as amended (File No. 333-150458) for the registration of 4,800,000 shares of its Common Stock effective as of 4:00 p.m. Washington D.C. time on August 26, 2008, or as soon thereafter as possible.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding this letter may be directed to Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely,
/s/ Wang Hong Jun
Wang Hong Jun